

Mail Stop 3030

May 18, 2009

Via U.S. Mail and Facsimile to (321) 308-1430

Gary R. Larsen
Chief Financial Officer
AuthenTec, Inc.
100 Rialto Place, Suite 100
Melbourne, FL 32901

      Re: AuthenTec, Inc.
                Form 10-K for the Fiscal-Year ended January 2, 2009
                Filed March 18, 2009
                File No. 001-33552

Dear Mr. Larsen:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended January 2, 2009

Item 6. Selected Consolidated Financial Data, page 26

1.   Please revise future filings to remove the sub-total of stock-based compensation charges included as a footnote on the face of your selected financial data. Refer to the guidance at SAB Topic 14-F.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 28

Fiscal 2008 Compared to Fiscal 2007, page 33

2.   We note that your discussion of the significant changes in revenues and costs and expenses does not *quantify* the specific reasons for material changes in the line items in the financial statements. In future filings, each significant factor that contributed to the changes, including offsetting factors, should be separately quantified. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, in future filings separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303(a)(3) of Regulation S-K.

Note 1. Description of Business and Summary Significant Accounting Policies, page 45

Cash , Cash Equivalents and Investments, page 46

3.   We see that that during the year-ended January 2, 2009, you transferred approximately $34.5 million of investments from held-to-maturity to available-for-sale. As proscribed in paragraph 22 of SFAS 115, transfers from the held-to-maturity category should be rare in occurrence. Accordingly, please describe for us in greater detail the change in circumstances, as identified in paragraphs 8(a)-8(f) of SFAS 115, which accompanied this transfer. Please be as detailed as possible when explaining your accounting conclusions.

4.   In a related matter, we see you indicate during the year ended January 2, 2009 (and before you reclassified any investments to the available-for-sale category) you redeemed $4.3 million of investments classified as held-to-maturity at December 28, 2007. Please specifically tell us why you redeemed such investments and how the redemption impacts your accounting conclusions as to the classification of your investments at December 28, 2007 under SFAS 115.

Form 8-K filed May 12, 2009

5.   We note that you present your non-GAAP measures in the form of an adjusted income statement. This format may be confusing to investors as it reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP gross margin percentage, non-GAAP research and development, non-GAAP selling and marketing, non-GAAP general and administrative, non-GAAP total operating expenses, non-GAAP operating income (loss), non-GAAP other income (expense), non-GAAP net income (loss), non-GAAP net income (loss) per basic share and non-GAAP net income (loss) per diluted share for both the three month periods ended April 3, 2009 and March 28, 2008 which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for **each** non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

· To eliminate investor confusion, please remove the non-GAAP income statement format from all future filings and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations.
· Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

6.   Additionally, we note that throughout your press release, you have consistently identified and discussed the non-GAAP measures before addressing the changes in the GAAP measures. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Please revise your discussions in all future filings to fully comply with the requirements of Item 10.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Accounting Reviewer